Exhibit (a)(2)

September 29, 2015

Dear Stockholder:

On September 15, 2015, InSite Vision Incorporated (“InSite”) entered into an Agreement and Plan of Merger, as amended and restated on September 28, 2015 (the “Merger Agreement”), with Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”) and an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a global pharmaceutical company registered and existing in India under the Companies Act, 1913 (“Sun Pharma”), and Thea Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ranbaxy, pursuant to which Purchaser has, upon the terms and subject to the conditions set forth in the Merger Agreement, agreed to purchase all of the issued and outstanding shares of common stock of InSite, par value $0.01 per share, at a price of $0.35 in cash per share, without interest and less any withholding of taxes required by applicable law. In accordance with the Merger Agreement, Purchaser today commenced a cash tender offer to acquire all of the outstanding shares of InSite common stock for $0.35 per share, payable in cash promptly following completion of the tender offer.

The Merger Agreement provides, among other things, that, if the tender offer is successful, it will be followed by the merger of Purchaser with and into InSite, with InSite continuing as the surviving corporation, and each issued and outstanding share of InSite common stock (except shares owned or held in treasury by InSite or owned by any subsidiary of InSite, shares owned by Ranbaxy, Purchaser or any other direct or indirect subsidiary of Ranbaxy or shares held by stockholders who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive $0.35 in cash, without interest thereon, and less any required withholding taxes. The tender offer is scheduled to expire on October 27, 2015, at 12:00 midnight New York City time (the end of the day), unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The InSite Board of Directors has unanimously determined that the tender offer and the merger are in the best interest of InSite and its stockholders and recommends that you tender your shares in the tender offer.

Accompanying this letter are copies of:

•	Purchaser’s offer to purchase, which sets forth the terms and conditions of the tender offer;

•	InSite’s solicitation/recommendation statement, which sets forth information relating to the tender offer, including the background of the offer, reasons for the InSite Board of Director’s decision and recommendation that stockholders tender their shares and other important information; and

•	A form of letter of transmittal and other materials containing instructions on how to tender your shares in the tender offer.

We urge you to read the enclosed materials carefully before deciding whether to tender your shares in the tender offer.

On behalf of the entire InSite Board of Directors, thank you for your attention to this important matter.

Very truly yours,

/s/ Timothy Ruane Timothy Ruane
Chief Executive Officer and Member of the Board